September 12, 2019

Via EDGAR

Brittany Ebbertt

Senior Staff Accountant

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C 20549

RE:	TTM Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 26, 2019
File No. 000-31285

Dear Ms. Ebbertt:

We have received the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated September 6, 2019 sent to Todd B. Schull, Executive Vice President and Chief Financial Officer of TTM Technologies, Inc. (the “Company”) concerning the Company’s above referenced Form 10-K. The comment letter asks for the Company’s written response within 10 business days or to advise the Staff when the Company will provide the Staff with its response.

By way of this letter, the Company confirms our conversation on September 11, 2019 regarding the Company’s request for an extension of an additional 10 business days to complete the Company’s response. As discussed, the Company intends to provide its response to the comment letter by no later than October 4, 2019.

Please do not hesitate to call me at (714) 327-3013 if you have any questions or would like any additional information.

Best Regards,

/s/ Tony Sanchez
Tony Sanchez
Vice President and Controller
TTM Technologies, Inc.

cc: Todd B. Schull, Executive Vice President and Chief Financial Officer